TRANSMISSÃO PAULISTA

FINANCIAL STATEMENTS

AS OF JUNE 30, 2004

Deloitte.

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-004 - São Paulo - SP
Brasil

Tel.: +55 (11) 5185 2444
Fax: +55 (11) 5181 2911
www.deloitte.com.br

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders and Management of
CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
São Paulo - SP

1. We have performed a special review of the accompanying interim financial statements of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista (the "Company"), consisting of the balance sheet as of June 30, 2004, and the related statements of income for the quarter and six-month period then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3. Based on our special review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. The balance sheet as of March 31, 2004 and the statement of income for the quarter and six-month period ended June 30, 2003, presented for comparative purposes, were reviewed by other independent auditors, whose special review reports thereon, dated May 10, 2004 and July 31, 2003, respectively, were issued without qualification.

São Paulo, August 3, 2004

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Maurício Pires de Andrade Resende
Engagement Partner

CTEEP - COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA

BALANCE SHEETS AS OF JUNE 30, 2004 AND MARCH 31, 2004
(In thousands of Brazilian reais - R$)

ASSETS	06/30/04	03/31/04
CURRENT ASSETS		
Cash and banks	521	232
Temporary cash investments	401,163	396,746
Accounts receivable	115,818	115,545
Inventories	21,852	22,015
Accounts receivable - São Paulo State Treasury Department	90,323	111,482
Recoverable taxes	4,399	4,001
Escrow deposits	6,436	6,228
Prepaid expenses	2,397	3,574
Other	9,010	9,246
	651,919	669,069
NONCURRENT ASSETS		
Accounts receivable - São Paulo State Treasury Department	130,385	134,425
Sale of assets and rights	70,496	70,496
Allowance for doubtful accounts	(72,715)	(70,496)
Deferred tax credits	88,045	84,904
Escrow deposits	59,643	59,274
Other credits	100	3,005
	275,954	281,608
PERMANENT ASSETS		
Investments	4,245	4,245
Property, plant and equipment:		
In service	3,081,243	2,875,352
Construction in progress	391,289	582,698
Special liabilities	(9,422)	(9,088)
	3,463,110	3,448,962
	3,467,355	3,453,207
TOTAL ASSETS	4,395,228	4,403,884

LIABILITIES AND SHAREHOLDERS' EQUITY	06/30/04	03/31/04
CURRENT LIABILITIES		
Loans and financing	44,153	42,877
Suppliers	20,895	11,109
Taxes payable	32,989	36,055
Interest on capital and dividends	25,687	72,554
Accrued liabilites - payroll	39,170	37,117
Payables to related parties	11,841	11,361
Regulatory charges payable	5,348	5,559
Other	13,288	11,076
	193,371	227,708
LONG-TERM LIABILITIES		
Loans and financing	36,568	51,542
Reserve for contingencies	230,589	224,649
Payable to related parties	216,926	213,484
Other	48,842	48,862
	532,925	538,537
Deferred income	142,958	147,204
SHAREHOLDERS' EQUITY		
Capital	462,000	462,000
Capital reserves	2,593,035	2,593,035
Income reserves	141,243	141,628
Retained earnings	329,696	293,772
	3,525,974	3,490,435
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	4,395,228	4,403,884

The accompanying notes are an integral part of the financial statements.

CTEEP - COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA

STATEMENTS OF INCOME
FOR THE QUARTERS AND SEMESTERS ENDED JUNE 30, 2004 AND 2003
(In thousands of Brazilian reais - R$)

	04/01/04 to 06/30/04	01/01/04 to 06/30/04	04/01/03 to 06/30/03	01/01/03 to 06/30/03
OPERATING REVENUES				
Electricity network usage charges	259,869	518,104	193,075	393,599
Other revenues	1,821	3,695	1,492	2,452
	261,690	521,799	194,567	396,051
TAXES AND REGULATORY CHARGES				
Global reserve for reversion quota (RGR quota)	(7,189)	(14,378)	(5,724)	(11,448)
COFINS (tax on revenues)	(16,558)	(29,977)	(5,837)	(11,881)
PIS (tax on revenues)	(3,595)	(7,081)	(2,612)	(5,312)
ISS (service tax)	(35)	(71)	(29)	(46)
	(27,377)	(51,507)	(14,202)	(28,687)
NET OPERATING REVENUES	234,313	470,292	180,365	367,364
OPERATING EXPENSES				
Personnel	(76,410)	(148,512)	(72,085)	(139,763)
Voluntary termination program	(7,202)	(7,202)	-	-
Materials	(4,459)	(8,413)	(4,537)	(9,329)
Outside services	(24,108)	(43,188)	(18,146)	(34,746)
Depreciation	(40,662)	(80,858)	(40,067)	(80,206)
Reserve for contingencies	(5,940)	(16,625)	(4,559)	(7,025)
Other expenses	(9,232)	(14,576)	(6,415)	(12,599)
	(168,013)	(319,374)	(145,809)	(283,668)
GROSS PROFIT	66,300	150,918	34,556	83,696
FINANCIAL INCOME (EXPENSES)				
Income:				
Income	17,728	35,678	22,989	43,780
Amortization of negative goodwill	4,247	8,493	4,247	8,493
Expenses:				
Financial charges	(4,863)	(9,470)	(5,767)	(11,897)
Interest on capital	(27,177)	(27,177)	(68,400)	(68,400)
Net monetary and exchange variations	700	1,502	(4,198)	(9,575)
	(9,365)	9,026	(51,129)	(37,599)
INCOME FROM OPERATIONS	56,935	159,944	(16,573)	46,097
NONOPERATING INCOME (EXPENSE)	590	1,889	241	(22)
INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES AND REVERSAL OF INTEREST ON CAPITAL	57,525	161,833	(16,332)	46,075

(Continues)

CTEEP - COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA

STATEMENTS OF INCOME
FOR THE QUARTERS ENDED JUNE 30, 2004 AND 2003
(In thousands of Brazilian reais - R$) (Continuation)

	04/01/04 to 06/30/04	01/01/04 to 06/30/04	04/01/03 to 06/30/03	01/01/03 to 06/30/03
INCOME AND SOCIAL CONTRIBUTION TAXES				
Income tax	(18,620)	(47,478)	1,597	(16,886)
Social contribution tax	(6,506)	(16,600)	651	(3,680)
	(25,126)	(64,078)	2,248	(20,566)
DEFERRED TAXES				
Deferred social contribution tax	2,309	4,980	1,140	1,756
Deferred income tax	831	1,793	411	633
	3,140	6,773	1,551	2,389
NET INCOME BEFORE REVERSAL OF INTEREST ON CAPITAL	35,539	104,528	(12,533)	27,898
REVERSAL OF INTEREST ON CAPITAL	27,177	27,177	68,400	68,400
NET INCOME	62,716	131,705	55,867	96,298
INCOME PER THOUSAND SHARES	0.00042	0.00088	0.00037	0.00065

The accompanying notes are an integral part of the financial statements.

1. OPERATIONS

Companhia de Transmissão de Energia Elétrica Paulista ("CTEEP" or the "Company"), a publicly-traded company controlled by the Government of the State of São Paulo, is authorized to operate as an electric energy public service concessionaire within the State of São Paulo, and is principally engaged in the planning, construction and operation of electric energy transmission systems, as well as in research and development programs related to energy transmission and other activities related to the available technology, either directly or in cooperation with government or private bodies. The Company's activities are regulated and inspected by the National Electric Energy Agency (ANEEL).

The Company originated from the partial spin-off of CESP - Companhia Energética de São Paulo, and started its commercial operations on April 1, 1999.

On November 10, 2001, Empresa Paulista de Transmissão de Energia Elétrica S.A. (EPTE) was merged into the Company.

2. CORPORATE GOVERNANCE

In September 2002 the Company adhered to the Level-1 Corporate Governance practices of the São Paulo Stock Exchange (BOVESPA). Accordingly, the Company, whose preferred shares are included in the BOVESPA index (IBOVESPA), was also included in the Corporate Governance Index (IGC).

The commitments assumed in that adhesion ensure a greater transparency of the Company for the market, investors and shareholders, thus facilitating their monitoring of actions by Management and by the controlling shareholder.

3. PRESENTATION OF INTERIM FINANCIAL STATEMENTS

The Interim Financial Statements have been prepared in accordance with Brazilian accounting practices, supplementary standards from the Brazilian Securities Commission (CVM) and specific legislation applicable to electric energy public service concessionaires, established by the National Electric Energy Agency (ANEEL).

These Interim Financial Statements are in conformity with the principles, methods and criteria adopted by the Company as of the closing of the 2003 fiscal year.

For a better presentation and comparison, the following reclassifications have been made to the Interim Financial Statements:

- As of March 31, 2004, in liabilities, the provision for taxes and contributions, in the amount of R$ 38,524 thousand, was reclassified from current to long-term; and

- In the statement of income for the quarter and six-month period ended June 30, 2003, other operating expenses in the amounts of R$ 2,669 thousand and R$ 74 thousand were reclassified to financial income and nonoperating income, respectively.

All amounts presented in the charts and tables herein are expressed in thousands of Brazilian reais.

4. ACCOUNTS RECEIVABLE - SÃO PAULO STATE TREASURY DEPARTMENT

	06.30.04			03.31.04
	Current	Long-Term	Total	Total
Benefits - Law 4,819/58	33.999	39.666	73.665	77.899
Agreement for assignment of credit rights	45.344	-	45.344	68.718
Agreement for debts acknowledgement and consolidation	9.079	64.308	73.387	71.729
Sale of real property	1.887	13.367	15.254	14.909
Other	14	13.044	13.058	12.652
	90.323	130.385	220.708	245.907

4.1. Benefits - Law 4,819/58

These amounts relate to advances made by CESP - Companhia Energética de São Paulo, from November 1981 to May 1983 for payment of benefits to employees participating in the Pension and Retirement Plan of the State of São Paulo, in accordance with State Law 4,819/58.

As a result of CESP's partial spin-off, these receivables were transferred to the Company, and on August 6, 1999 a contract was signed with the State Finance Department, to receive the amount in 84 monthly installments, adjusted according to the General Market Price Index (IGP-M) variation, plus interest of 6% per year, from September 1999 through August 2006.

4.2. Agreement for Assignment of Credit Rights

On June 27, 2003, CTEEP and CESP executed an agreement for assignment of credit rights, with the approval of the State Finance Department, whereby CESP assigns to CTEEP the right to receive a portion of the credits set forth under the agreement for acknowledgement and consolidation of debts signed between CESP and the State Finance Department, on November 17 and December 1, 2000. For the credits received, CTEEP assigned to CESP the amount of R$ 78,000 thousand to be paid back to the Company in 13 monthly installments, the first of which scheduled for January 2, 2004 and the last for January 3, 2005.

The contractual value will be adjusted monthly according to the Interbank Deposit rate (CDI), plus interest of 8% per year.

Once the final installment is received, a financial settlement will be agreed upon to ensure remuneration of the amounts disbursed by the Company, at the agreed contractual rate, since the installments disbursed by the State Finance Department are adjusted monthly according to the IGP-M variation, plus interest of 6% per year.

4.3. Agreement for Acknowledgement and Consolidation of Debts

On May 2, 2002, the Agreement for Acknowledgement and Consolidation of Debts was entered into with the State Finance Department, in which the State acknowledges a debt to the Company for the amounts corresponding to the disbursements originally made by CESP - Companhia Energética de São Paulo, from 1990 to 1999, for payment of pension and retirement supplementation in accordance with State Law 4,819/58, with the acknowledged amount being adjusted up to January 2002 in accordance with the UFESP variation, and, starting in February 2002, in accordance with the monthly variation of the General Market Price Index (IGP-M), plus 6% per year. The reimbursement will be made in 120 monthly installments, beginning August 1, 2002, with final maturity on July 1, 2012.

4.4. Sale of Real Property

On July 31, 2002, a Private Transaction Agreement including a promise to sell a real property, acknowledgement of liabilities and payment commitment, was signed with the State Finance Department, in which the State acknowledges its debt to the Company in the amount of R$ 12,243 thousand, which corresponds to the market value of the total area of the property occupied by the State and partially used for the construction of prisons called "Cadeião".

The State agreed, therefore, to reimburse the mentioned amount to the Company in 120 monthly installments beginning August 1, 2002, with final maturity on July 1, 2012, adjusted according to the monthly variation of the General Market Price Index (IGP-M), plus interest of 6% per year.

4.5. Other

In addition to the mentioned amounts, CESP made an advance for payment of monthly expenses related to family allowance benefits, in accordance with Law 4,819/58, in the amount of R$ 2,218 thousand, which was also allocated to the Company upon CESP's partial spin-off, and R$ 10,840 thousand related to retired employees' labor lawsuits settled by the Company and under the State's responsibility, thus totaling R$ 13,058 thousand. The Company is negotiating the recovery of this amount with the State Finance Department.

5. SALE OF ASSETS AND RIGHTS

Technical Equipment Maintenance Center (CETEMEQ)

On April 13, 1998, a Private Agreement for Assignment and Transfer of Rights and Obligations was executed by and between EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A., merged into the Company on November 10, 2001, and Eletropaulo Metropolitana Eletricidade de São Paulo S.A. relating to the real property located at Rua Lavapés, 463, Cambuci, São Paulo, for the market price of R$ 70,496 thousand, payable in 21 equal and successive monthly installments, with maturity on the first business day of each month, beginning May 1998. In view of the contestation by Eletropaulo Metropolitana Eletricidade de São Paulo S.A. of the aforementioned amount and the fact that the installments had not been received, EPTE filed collection lawsuits on February 11, 1999 and October 18, 2000, with the 1st and 36th Civil District Courts of the Central Jurisdiction of São Paulo, respectively.

In December 2000, the net book value of this asset, in the amount of R$ 4,904 thousand, was written off from property, plant and equipment, and the related sale, taxes on gain, allowance for doubtful accounts and tax credits were recorded.

6. DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

Refer to tax credits available for offset against future taxable income, calculated on temporarily nondeductible provisions in part "B" of the Taxable Income Computation Book (LALUR), and arising from the following provisions:

	06.30.04			03.31.04
	Income tax	Social Contr. tax	Total	Total
Allowance for doubtful accounts	17.199	5.544	22.743	21.621
Reserve for tax contingencies	23.888	8.600	32.488	31.661
Reserve for labor contingencies	22.166	7.980	30.146	28.954
Reserve for social security contingencies	1.706	614	2.320	2.320
Reserve for civil contingencies	256	92	348	348
	65.215	22.830	88.045	84.904

7. PROPERTY, PLANT AND EQUIPMENT

	06.30.04			03.31.04
	Restated Cost	Accumulated depreciation	Net book Value	Net book Value
In service				
Intangible assets	56.486	-	56.486	56.476
Land	82.117	-	82.117	81.598
Buildings, construction and improvements	564.122	(297.969)	266.153	264.409
Machinery and equipment	4.667.589	(2.010.690)	2.656.899	2.452.492
Vehicles	35.759	(26.751)	9.008	9.718
Furniture and fixtures	21.734	(11.154)	10.580	10.659
	5.427.807	(2.346.564)	3.081.243	2.875.352
In progress	391.289	-	391.289	582.698
Special liabilities				
Donations received	(9.422)	-	(9.422)	(9.088)
	5.809.674	(2.346.564)	3.463.110	3.448.962

In accordance with articles 63 and 64 of Decree 41,019 of February 26, 1957, assets and installations used in the transmission of electric energy are linked to these services and cannot be retired, sold or pledged as mortgage guarantees without the prior and express authorization of the competent authorities. ANEEL Resolution 20/99 regulates the electric energy utility concession assets, giving prior authorization for not restricting assets not tied to the concession, when intended for sale, and determining that the proceeds from the sale be deposited in a restricted bank account, and invested in the concession.

8. LOANS AND FINANCING

	06.30.04				03.31.04
		Principal			
	Charges	Current	Long Term	Total	Total
Foreign currency					
Financial institutions	287	27.916	27.916	56.119	67.296
Local currency					
Fundação CESP	-	15.890	7.945	23.835	26.343
ELETROBRÁS - PRONI	8	52	707	767	780
	8	15.942	8.652	24.602	27.123
	295	43.858	36.568	80.721	94.419

8.1. Financial Institutions

Refers to a loan agreement entered into on April 14, 1998 with the bank Société Générale in the amount of FRF 269,528 thousand (US$ 41,500 thousand) and guaranteed by Banco Real S.A. This financing, which contributed to investments in the Miguel Reale Substation, is subject to interest of 6.38% per year paid semiannually. A 2.25% acceptance fee is paid in advance on a semiannual basis to Banco Real S.A., calculated on the disbursed balance.

Amortization is made in 10 equal and consecutive semiannual installments, the first of which in November 2001 and with the final installment scheduled for May 2006.

8.2. Fundação CESP

Refers to two agreements for Acknowledgment of Debt and Other Covenants, executed in November 1997, with the approval of the Secretariat for Social Security and Supplementary Benefits and effective through November 2005.

The charges are calculated based on the employee retirement and pension plan actuarial cost variation (IGP-DI plus interest of 6% per year) or the TR (a managed prime rate) plus interest of 8% per year, whichever is higher, and are added to the principal amount on a monthly basis.

8.3. Long-term amortization schedule

	Currency	
Maturity	Foreign	Local
2005	13.958	7.971
2006	13.958	52
2007	-	52
2008	-	52
2009	-	52
Thereafter	-	473
	27.916	8.652

	Agreement			Interest	06.30.04
Institution	Beginning	End	Amortizations	rate	Principal
Société Générale	2001	2006	10 semiannual	Eurolibor	55.832
Fundação CESP	1997	2005	96 monthly	IGP-DI	23.835
ELETROBRÁS - PRONI	1994	2021	80 quarterly	UFIR	759
					80.426

9. PAYABLES TO RELATED PARTIES

The amounts of R$ 11,841 thousand classified in current liabilities, and R$ 216,926 thousand in long-term liabilities, refer to the balances payable, under two agreements for acknowledgement of debt related to the financing of actuarial deficit with Fundação CESP, relating to the Settled Proportional Supplementary Benefit Plan (BSPS) with monthly payments and final maturity scheduled for November 2017, with the balance monetarily restated according to the actuarial cost variation (General Price Index - Internal Availability [IGP-DI] plus interest of 6% per year).

In accordance with CVM Resolution 371 of December 13, 2000, an assessment of the Company's Retirement and Pension Plan is prepared by an independent actuary for the closing of the financial statements.

In December 2003, the calculation was similar to the accrued amount, and there were no additional liabilities to be recognized, except for the aforementioned loans.

10. RESERVE FOR CONTINGENCIES

The various types of contingencies were evaluated and classified based on the likelihood that the Company would incur the related expense, as follows:

	Likelihood of Loss				
	06.30.04				03.31.04
Type	Probable	Possible	Remote	Total	Total
Labor	88.664	22.087	141.468	252.219	242.136
Tax - Urban property tax	95.553	-	-	95.553	93.118
Social Security - INSS	6.825	-	-	6.825	6.825
Civil	1.023	-	-	1.023	1.023
	192.065	22.087	141.468	355.620	343.102

The likelihood of loss for each contingency is classified as follows:

Probable - the future event or events are likely to occur;

Possible - the chance of the future event or events occurring is more than remote, but less than likely; and

Remote - the chance of the future event or events occurring is slight.

Reserves have been recognized for contingencies classified as probable loss.

On a quarterly basis, lawsuits are reassessed and reserves are complemented if necessary.

10.1. Labor

The Company assumed responsibility for certain lawsuits before different courts, arising principally from CESP's partial spin-off, and from the merger of EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A.

10.2. Tax - Urban property tax

Reserve recorded to cover amounts due to the municipalities of São Paulo and São José dos Campos.

10.3. Social Security - INSS

On August 10, 2001, the Company received from the National Institute of Social Security (INSS) an assessment notice for nonpayment of social security on compensation paid to its employees in the form of meal tickets, breakfast and basket of staples during the period from April 1999 through July 2001. Accordingly, management decided to record a reserve and make a corresponding escrow deposit.

11. PROVISION FOR TAXES AND CONTRIBUTIONS

The Company is challenging in court the constitutionality of the changes introduced by Law 9,718 of November 27, 1999, which increased the COFINS rate from 2% to 3% and included financial income and nonoperating income in the COFINS tax basis.

Accordingly, the Company recorded provisions and made the corresponding escrow deposits up to January 2004. Beginning February 2004, when Law 10,833 of December 29, 2003, which establishes the non-cumulative levy of COFINS came into effect, the Company started making the payments in accordance with the new law.

12. SHAREHOLDERS' EQUITY

12.1. Capital

The Company's authorized capital is R$ 1,469,090 thousand, represented by R$ 615,696 thousand in common shares and R$ 853,394 thousand in preferred shares, all of which are registered book-entry shares with no par value.

Subscribed and paid-up capital is R$ 462,000 thousand, represented by 62,558,663 thousand common shares and 86,726,372 thousand preferred shares, totaling 149,285,035 thousand shares.

Preferred shares have no voting rights; however they entitle their holders to priority in capital reimbursement and to receive noncumulative dividends of 10% per year calculated on the paid-up capital corresponding to this type of share.

12.2. Ownership Structure

As of June 30, 2004, the Company's principal shareholders are as follows:

	Number of Shares - in thousands					
	Common	%	Preferred	%	Total	%
Government of the State of S.Paulo and related companies - (Control)						
State Finance Department	33.134.661	52,97	6.321.252	7,29	39.455.913	26,43
Banco Nossa Caixa S.A.........................	5.136.117	8,21	7.686.364	8,86	12.822.481	8,59
Companhia do Metropolitano de São Paulo - METRÔ...........................	1.979.332	3,16	-	-	1.979.332	1,33
Other...	8.778	0,01	153.576	0,18	162.354	0,10
	40.258.888	64,35	14.161.192	16,33	54.420.080	36,45
Other (outstanding shares)						
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS....................................	6.160.836	9,85	46.626.882	53,76	52.787.718	35,36
Federal Government............................	9.556.151	15,28	-	-	9.556.151	6,40
BNDES Part S.A. BNDESPAR............	-	-	2.950.169	3,40	2.950.169	1,98
Caixa de Previdência dos Funcionários do Banco do Brasil.........	296.439	0,47	1.348.158	1,56	1.644.597	1,10
Fundação Petrobrás de Seguridade Social - PETROS................................	-	-	1.546.409	1,78	1.546.409	1,03
LIGHTPAR - Light Participações S.A...	-	-	979.190	1,13	979.190	0,66
Fundação CESP..................................	-	-	909.500	1,05	909.500	0,61
Wisteria Holdings LLC..........................	691.424	1,11	6.400	0,01	697.824	0,47
The Bank of New York - ADR Department................................	36.999	0,06	97.336	0,11	134.335	0,09
Other (1)...	5.557.926	8,88	18.101.136	20,87	23.659.062	15,85
	22.299.775	35,65	72.565.180	83,67	94.864.955	63,55
	62.558.663	100,00	86.726.372	100,00	149.285.035	100,00

(1) Includes shareholders that individually hold shares not exceeding 5% of voting capital.

12.3. Ownership Structure of Shareholders Holding More than 5% of Voting Capital

	Number of Shares - in units					
	Common	%	Preferred	%	Total	%
Banco Nossa Caixa S.A						
State Finance Department	35.678.562	99,99	-	-	35.678.562	99,99
Other	17	0,01	-	-	17	0,01
	35.678.579	100,00	-	-	35.678.579	100,00
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS						
Federal Government	264.328.120.835	58,41	17.595.460.180	20,70	281.923.581.015	52,45
BNDESPAR	67.789.960.070	14,98	532.937.780	0,63	68.322.897.850	12,71
FND	22.810.794.898	5,04	-	-	22.810.794.898	4,24
Other	97.582.887.747	21,57	66.862.359.370	78,67	164.445.247.117	30,60
	452.511.763.550	100,00	84.990.757.330	100,00	537.502.520.880	100,00
BNDESPAR						
BNDES	1	100,00	-	-	1	100,00
BNDES						
Federal Government	6.273.711.452	100,00	-	-	6.273.711.452	100,00

12.4. Payment of Dividends to Shareholders

Article 31, paragraph 1, of the Company's by-laws establishes semiannual payment of dividends to shareholders, calculated based on the paid-up capital, as follows:

- 10% per year for preferred shares; and
- up to 10% per year for common shares.

According to Law 9,249 of December 26, 1995, legal entities taxed based on taxable income may pay interest on capital to its shareholders provided that there is income earned before the deduction of interest on capital or on the amount of retained earnings and profit reserves, in both cases limited to 50% of the respective accounts, allowing the deductibility, for tax purposes, of the interest paid or credited to shareholders.

In view of the above, the Board of Directors, in a meeting held on May 10, 2004, decided to pay interest on capital to shareholders, in the amount of R$ 27,177 thousand, corresponding to R$ 0.1820477 per thousand shares.

The interest on capital thus credited or paid may, according to article 9, paragraph 7, of Law 9,249/95, be included in the dividends referred to in article 202 of Law 6,404/76 and article 31, paragraph 3, of the Company's by-laws.

13. FINANCIAL EXPENSES (INCOME)

	06.30.04		06.30.03	
	Quarter	YTD	Quarter	YTD
Income				
Income from financial investments	14.777	27.734	18.168	37.463
Interest on accounts receivable - State Finance Department	5.321	12.004	5.622	8.317
Other	86	278	304	649
Revenue deductions - COFINS	(2.018)	(3.498)	(713)	(1.722)
Revenue deductions - PIS/PASEP	(438)	(840)	(392)	(947)
	17.728	35.678	22.989	43.780
Expenses				
Debt charges	(2.796)	(5.732)	(3.604)	(7.237)
Tax on bank transactions - CPMF	(1.314)	(2.490)	(1.499)	(2.668)
Global Reversion Quota (RGR)	(279)	(558)	(279)	(558)
Charges on taxes - CETEMEQ	(199)	(322)	(294)	(584)
Other	(275)	(368)	(91)	(850)
	(4.863)	(9.470)	(5.767)	(11.897)

14. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company records monthly provisions for income and social contribution taxes, and calculates such tax amounts based on monthly trial balances (for tax suspension and reduction purposes).

14.1. Reconciliation of income and social contribution taxes

Tax expenses are determined based on the prevailing rates, totaling 34% (25% for income tax and 9% for social contribution tax).

	Quarter			
	06.30.04		06.30.03	
	Income Tax	S.C.Tax	Income Tax	S.C.Tax
Income before taxes on income	57.525	57.525	(16.332)	(16.332)
COFINS tax payment supported by injunction	-	-	2.757	-
Provision for labor contingencies	3.505	3.505	2.126	2.126
Provision for tax cotingencies - Urban property tax	2.434	2.434	2.434	2.434
Provision for voluntary termination program	7.202	7.202	-	-
Provision for salary adjustment	-	-	3.324	3.324
Other provisions	6.202	6.202	-	-
Negative goodwill on investment acquisition	7.601	5.167	7.601	5.167
Reversal of provisions	(9.787)	(9.787)	(7.047)	(7.047)
Offset of tax loss carryforwards - limited to 30%		-		3.098
Other	78	-	38	-
Income-tax basis	74.760	72.248	(5.099)	(7.230)
Tax rate of 15%	(11.214)		765	
Tax rate of 10%	(7.469)		516	
Tax rate of 9%		(6.506)		651
Tax incentives	63		316	
Provision for income and social contribution taxes	(18.620)	(6.506)	1.597	651
Deferred income and social contribution taxes	2.309	831	1.140	411
Income and social contribution tax expense	(16.311)	(5.675)	2.737	1.062

	Six-month period			
	06.30.04		06.30.03	
	Income Tax	S.C.Tax	Income Tax	S.C.Tax
Income before taxes on income	161.833	161.833	46.075	46.075
COFINS tax payment supported by injunction	1.107	-	5.807	-
Provision for labor contingencies	7.310	7.310	3.298	3.298
Provision for tax cotingencies - Urban property tax	9.314	9.314	3.728	3.728
Provision for voluntary termination program	7.202	7.202	-	-
Provision for salary adjustment	-	-	3.324	3.324
Other provisions	6.202	6.202	-	-
Negative goodwill on investment acquisition	15.203	10.335	15.203	10.335
Reversal of provisions	(17.798)	(17.798)	(8.341)	(8.341)
Offset of tax loss carryforwards - limited to 30%		-		(17.526)
Other	102	50	68	-
Income-tax basis	190.475	184.448	69.162	40.893
Tax rate of 15%	(28.571)		(10.374)	
Tax rate of 10%	(19.035)		(6.904)	
Tax rate of 9%		(16.600)		(3.680)
Tax incentives	128		392	
Provision for income and social contribution taxes	(47.478)	(16.600)	(16.886)	(3.680)
Deferred income and social contribution taxes	4.980	1.793	1.756	633
Income and social contribution tax expense	(42.498)	(14.807)	(15.130)	(3.047)

15. CONCESSIONS

Through Administrative Rule 185, of June 6, 2001, by the Ministry of Mines and Energy (MME), the concession held by the Company for the electric energy transmission public service related to the basic network, connections and other installations was extended for 20 years, beginning July 8, 1995.

Accordingly, on June 20, 2001, the concession contract for electric energy transmission public service was executed by and between CTEEP and the concession authority, through ANEEL.

The referred concession contract was amended on December 14, 2001, in view of the merger of EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A. into the Company. The initially agreed-upon conditions were maintained, except for the annual revenue cap to be maintained, which was reduced by 0.58% in July 2002 and 3.56% in July 2003, equivalent to 50% of the efficiency gains expected from the merger.

16. FINANCIAL INSTRUMENTS

The book values of financial instrument assets and liabilities, when compared to the amounts that could be obtained in active market trading or, in their absence, to the net present value adjusted at the prevailing market interest rate, approximate their market value.

17. COLLECTION LAWSUIT BY ELETROBRÁS AGAINST ELETROPAULO AND EPTE

In 1989, the company Centrais Elétricas Brasileiras S.A. - ELETROBRÁS filed a collection lawsuit against ELETROPAULO - Eletricidade de São Paulo S.A. referring to the balance of a certain financing contract. In 1999 a judgment was issued on the aforementioned lawsuit, ordering ELETROPAULO to pay the calculated balance. Under the terms of the partial spin-off protocol of ELETROPAULO, made on December 31, 1997 and that resulted in the establishment of EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A. and other companies, ELETROPAULO is solely liable for obligations of any kind referring to actions until the spin-off date, except for contingent liabilities whose provisions had been assigned to the merging companies. In the case in question, at the time of the spin-off, there was no assignment to EPTE of any provision for such purpose, leaving it clear then that ELETROPAULO was exclusively responsible for the referred contingency. At the time of the spin-off there was only the transfer to EPTE of an escrow deposit having the historical amount of R$ 4,00, made in 1988 by ELETROPAULO, referring to the amount that it understood to be owed to ELETROBRÁS regarding the balance of the mentioned financing contract, and allocation to the liabilities of EPTE of the same amount referring to this debt.

Therefore, under the partial spin-off protocol of ELETROPAULO, EPTE would be liable for known and ascertained debts in the exact restated amount available in the mentioned escrow deposit made in 1988, and ELETROPAULO would be liable for the contingent liabilities referring to the difference between the amount demanded in court by ELETROBRÁS and the restated amount of the mentioned escrow deposit. On September 26, 2001, ELETROBRÁS executed the sentence referring to the mentioned financing contract, charging R$ 429 million from ELETROPAULO and R$ 49 million from EPTE, understanding that EPTE would pay its part with the restated amounts of the mentioned escrow deposit. CTEEP merged EPTE on November 10, 2001, succeeding it in its obligations.

On September 26, 2003, the sentence of the Court of Justice of the State of Rio de Janeiro was published, excluding ELETROPAULO from the execution of the mentioned sentence. Due to these facts, ELETROBRÁS filed, on December 16, 2003, a Special Appeal to the Superior Court of Justice and an Extraordinary Appeal with the Federal Supreme Court to maintain the mentioned collection regarding ELETROPAULO.

In regard to that debt and in view of the formal documents of the partial split-off of ELETROPAULO, CTEEP, according to the understanding of its legal department, is only liable for payment equivalent to the restated amount of the escrow deposit made in 1988 for this purpose and which is currently part of its assets, and intends to proceed in the defense of such right. On the other hand, the Company has not recognized a provision for the remaining contingency, currently estimated at R$ 570 million, and which the Company understands as being the liability of ELETROPAULO, from which the debt is being charged by ELETROBRÁS.

18. REGULATORY RESOLUTIONS - ANEEL

On June 8, 2004, the National Electric Energy Agency (ANEEL), by means of Regulatory Resolutions 67 and 68, established important criteria and procedures for the Electric Sector's regulatory framework, especially in the Transmission segment. Regulatory Resolution 67 establishes criteria for the composition of the Basic Network of the National Interconnected System. Regulatory Resolution 68 establishes procedures for implementation of reinforcement actions in other transmission facilities not part of the Basic Network, and for expanding transmission facilities owned by distribution concessionaires or permittees of interest to the System.

CTEEP considers that, in general, the aforementioned resolutions contribute positively to the Electric Sector, especially to the Transmission segment's activities.

19. SUBSEQUENT EVENT

CTEEP Revenues

On July 1, 2004, ANEEL Regulatory Resolution 70, of June 30, 2004, was published establishing the revenue cap of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista for the 12-month cycle from July 1, 2004 to June 30, 2005.

According to the mentioned resolution, the annual revenue cap of CTEEP, which was R$ 961,594 thousand as of July 1, 2003, was changed to R$ 1,178,107 thousand as of July 1, 2004, due to the adjustment based on the 7.03% variation of the General Market Price Index (IGP-M) and the Company's new construction works.

Included in the new annual revenue cap is the annual revenue of R$ 73,274 thousand referring to the Miguel Reale substation - phase 2, which started commercial operations on June 30, 2004. This project, started in 1998, comprised the installation of 6 single-phase 345/88 kV transformers, totaling 800 MVA, with a shielded busbar and respective SF6-insulated bays, in a total investment of R$ 393,305 thousand, considering monetary restatement over the period.

20. CASH FLOW

STATEMENTS OF CASH FLOW

(Amounts in thousands of Brazilian reais)

	06.30.04	03.31.04
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from customers	518.735	259.597
Other receipts	5.968	3.411
Payments to suppliers	(77.511)	(42.680)
Payroll	(169.860)	(86.396)
Taxes and contributions	(112.535)	(56.650)
	164.797	77.282
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property, plant and equipment	(63.425)	(30.592)
CASH FLOWS FROM FINANCING ACTIVITIES		
Income from financial investments	22.515	10.362
Payment of loans	(33.721)	(9.331)
Interest on capital / dividends	(71.558)	-
Tax on bank transactions - CPMF	(2.705)	(1.261)
Other	(558)	(279)
	(86.027)	(509)
CASH FLOWS FROM NONOPERATING ACTIVITIES		
Other inflows (1)	73.864	35.509
Other outflows	(5.393)	(2.580)
	68.471	32.929
INCREASE IN NET CASH	83.816	79.110
CHANGE IN CASH		
At beginning of year	317.868	317.868
At end of quarter	401.684	396.978
	83.816	79.110

(1) Refers basically to amounts received from the State Finance Department.

CTEEP - COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA

COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

The Company's main source of revenue is the use of its transmission system by electric energy public service concessionaires, and its annual revenue cap, linked to the provision of basic network and connection facilities, was adjusted through ANEEL Resolution 306, in effect until June 30, 2004.

As of July 1, 2004, the annual revenue cap was adjusted as detailed in Subsequent Event (Note 19).

Deductions from gross revenue comprise the Global Reversion Quota (RGR), COFINS and PIS/PASEP (taxes on revenue) and ISSQN (service tax), which represented 10.46% of gross operating revenue. As a result, net revenue reached R$ 234,313 thousand, which was 29.91% higher than in the same quarter of the prior year.

Operating expenses directly manageable by the Company (personnel, materials, outside services and other), in the amount of R$ 121,411 thousand, represented 51.82% of net revenue. Depreciation was also a major expense, as well as reserve for contingencies, in the amount of R$ 46,602 thousand, corresponding to 19.89% of net revenue.

As a result of the mentioned facts, gross profit was R$ 66,300 thousand, compared to R$ 34,556 thousand obtained in the same quarter of the prior year, an increase of 91.86%.

Financial (expense) income, of R$ 9,365 thousand is composed of financial income in the amount of R$ 28,351 thousand, mostly arising from income from financial investments, and financial expenses in the amount of R$ 37,716 thousand, of which R$ 27,177 thousand refers to interest on capital.

After the recording of provisions and deferral of income and social contribution taxes, in the amount of R$ 21,986 thousand, the Company posted a net income of R$ 62,716 thousand for the quarter, equivalent to R$ 0.42 per thousand shares, 12.26% higher than in the same quarter of the prior year.

CTEEP - COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA

OTHER INFORMATION CONSIDERED RELEVANT BY THE COMPANY

In compliance with Corporate Governance practices, we present below the Company's ownership structure, as well as shareholders holding more than 5% of voting capital.

1. OWNERSHIP STRUCTURE

The principal shareholders of the Company are as follows:

	06.30.04					
	Number of Shares - in units					
	Common	%	Preferred	%	Total	%
Government of the State of S. Paulo and Related Companies (Control)						
State Finance Department	33.134.660.880	52,97	6.321.251.879	7,29	39.455.912.759	26,43
Banco Nossa Caixa S.A..........................	5.136.117.240	8,21	7.686.364.200	8,86	12.822.481.440	8,59
Companhia do Metropolitano de São Paulo - METRÔ..............................	1.979.332.142	3,16	-	-	1.979.332.142	1,33
Other...	8.777.700	0,01	153.576.465	0,18	162.354.165	0,10
	40.258.887.962	64,35	14.161.192.544	16,33	54.420.080.506	36,45
Other (outstanding shares)						
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS......................................	6.160.836.510	9,85	46.626.881.775	53,76	52.787.718.285	35,36
Federal Government	9.556.150.967	15,28	-	-	9.556.150.967	6,40
BNDES Part S.A. BNDESPAR.............	-	-	2.950.169.191	3,40	2.950.169.191	1,98
Caixa de Previdência dos Funcionários do Banco do Brasil..........	296.439.000	0,47	1.348.157.697	1,56	1.644.596.697	1,10
Fundação Petrobrás de Seguridade Social - PETROS.................................	-	-	1.546.409.138	1,78	1.546.409.138	1,03
LIGHTPAR - Light Participações S.A....	-	-	979.189.800	1,13	979.189.800	0,66
Fundação CESP....................................	-	-	909.500.000	1,05	909.500.000	0,61
Wisteria Holdings LLC...........................	691.424.140	1,11	6.400.000	0,01	697.824.140	0,47
The Bank of New York - ADR Department.................................	36.999.000	0,06	97.336.200	0,11	134.335.200	0,09
Executive officers................................	-	-	212.710	-	212.710	-
Board of Directors	30	-	103.806	-	103.836	-
Fiscal Council	-	-	-	-	-	-
Other (1)...	5.557.925.194	8,88	18.100.819.332	20,87	23.658.744.526	15,85
	22.299.774.841	35,65	72.565.179.649	83,67	94.864.954.490	63,55
	62.558.662.803	100,00	86.726.372.193	100,00	149.285.034.996	100,00

(1) Includes shareholders that individually hold shares not exceeding 5% of voting capital.

	06.30.03					
	Number of Shares - in units					
	Common	%	Preferred	%	Total	%
Government of the State of S. Paulo and Related Companies (Control)						
State Finance Department	33.134.660.880	52,97	6.321.251.879	7,29	39.455.912.759	26,43
Banco Nossa Caixa S.A.	5.136.117.240	8,21	7.686.364.200	8,86	12.822.481.440	8,59
Companhia do Metropolitano de São Paulo - METRÔ	1.979.332.142	3,16	-	-	1.979.332.142	1,33
Other	82.932.929	0,13	153.576.465	0,18	236.509.394	0,15
	40.333.043.191	64,47	14.161.192.544	16,33	54.494.235.735	36,50
Other (outstanding shares)						
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS	6.160.836.510	9,85	46.626.881.775	53,76	52.787.718.285	35,36
Federal Government	9.556.150.967	15,28	-	-	9.556.150.967	6,40
BNDES Part S.A. BNDESPAR	-	-	2.950.169.191	3,40	2.950.169.191	1,98
Caixa de Previdência dos Funcionários do Banco do Brasil	296.439.000	0,47	1.348.157.697	1,55	1.644.596.697	1,10
Fundação CESP	-	-	1.354.900.000	1,56	1.354.900.000	0,91
LIGHTPAR - Light Participações S.A.	-	-	979.189.800	1,13	979.189.800	0,66
Fundação Petrobrás de Seguridade Social - PETROS	-	-	874.200.000	1,01	874.200.000	0,59
Wisteria Holdings LLC	691.424.140	1,11	6.400.000	0,01	697.824.140	0,47
Itaú Galaxia Fundo Inv. Ações	-	-	274.370.000	0,32	274.370.000	0,18
The Bank of New York - ADR Department	36.999.000	0,06	104.506.200	0,12	141.505.200	0,09
Executive officers	-	-	212.710	-	212.710	-
Board of Directors	31	-	103.807	-	103.838	-
Fiscal Council	-	-	-	-	-	-
Other (1)	5.483.769.964	8,76	18.046.088.469	20,81	23.529.858.433	15,76
	22.225.619.612	35,53	72.565.179.649	83,67	94.790.799.261	63,50
	62.558.662.803	100,00	86.726.372.193	100,00	149.285.034.996	100,00

(1) Includes shareholders that individually hold shares not exceeding 5% of voting capital.

2. SHARES OF SHAREHOLDERS HOLDING MORE THAN 5% OF VOTING CAPITAL

	06.30.04 Number of shares - in units					
	Common	%	Preferred	%	Total	%
Banco Nossa Caixa S.A						
State Finance Department	35.678.562	99,99	-	-	35.678.562	99,99
Other	17	0,01	-	-	17	0,01
	35.678.579	100,00	-	-	35.678.579	100,00
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS						
Federal Government	264.328.120.835	58,41	17.595.460.180	20,70	281.923.581.015	52,45
BNDESPAR	67.789.960.070	14,98	532.937.780	0,63	68.322.897.850	12,71
FND	22.810.794.898	5,04	-	-	22.810.794.898	4,24
Other	97.582.887.747	21,57	66.862.359.370	78,67	164.445.247.117	30,60
	452.511.763.550	100,00	84.990.757.330	100,00	537.502.520.880	100,00
BNDESPAR						
BNDES	1	100,00	-	-	1	100,00
BNDES						
Federal Government	6.273.711.452	100,00	-	-	6.273.711.452	100,00

	06.30.03 Number of shares - in units					
	Common	%	Preferred	%	Total	%
Banco Nossa Caixa S.A						
State Finance Department	35.678.562	99,99	-	-	35.678.562	99,99
Other	17	0,01	-	-	17	0,01
	35.678.579	100,00	-	-	35.678.579	100,00
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS						
Federal Government	264.328.120.835	58,41	17.595.460.180	20,70	281.923.581.015	52,45
BNDESPAR	67.789.960.070	14,98	532.937.780	0,63	68.322.897.850	12,71
FND	22.810.794.898	5,04	-	-	22.810.794.898	4,24
Other	97.582.887.747	21,57	66.862.359.370	78,67	164.445.247.117	30,60
	452.511.763.550	100,00	84.990.757.330	100,00	537.502.520.880	100,00
BNDESPAR						
BNDES	1	100,00	-	-	1	100,00
BNDES						
Federal Government	6.273.711.452	100,00	-	-	6.273.711.452	100,00

3. CTEEP REVENUES

On July 1, 2004, ANEEL Regulatory Resolution 70, of June 30, 2004, was published establishing the revenue cap of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista for the 12-month cycle from July 1, 2004 to June 30, 2005.

According to the mentioned resolution, the annual revenue cap of CTEEP, which was R$ 961,594 thousand as of July 1, 2003, was changed to R$ 1,178,107 thousand as of July 1, 2004, due to the adjustment based on the 7.03% variation of the General Market Price Index (IGP-M) and considering the Company's new construction works.

Included in the new annual revenue cap is the annual revenue of R$ 73,274 thousand referring to the Miguel Reale substation - phase 2, which started commercial operations on June 30, 2004. This project, started in 1998, comprised the installation of 6 single-phase 345/88 kV transformers, totaling 800 MVA, with a shielded busbar and respective SF6-insulated bays, in a total investment of R$ 393,305 thousand, considering the monetary restatement over the period.